Investor Presentation October 2019 Investor Presentation November 2019 Filed by Pivotal Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Pivotal Acquisition Corp. (File No. 001-38789) Commission File No. for the Related Registration Statement: 333-232238

Safe Harbor Statement THIS PRESENTATION HAS BEEN PREPARED FOR PIVOTAL ACQUISITION CORP. (“PIVOTAL”) and KLDISCOVERY (“KLD”) IN CONNECTION WITH THEIR PROPOSED BUSINESS COMBINATION. SUCH PRESENTATION MAY BE PRESENTED TO CERTAIN OF PIVOTAL’S STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING PIVOTAL’S SECURITIES, IN CONNECTION WITH THE BUSINESS COMBINATION. PIVOTAL, KLD, THEIR AFFILIATES AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION WILL BE SET FORTH IN PIVOTAL’S PROXY STATEMENT/PROSPECTUS THAT WILL BE USED TO SOLICIT STOCKHOLDER APPROVAL OF THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN INFORMATION REGARDING THE NAMES AND INTEREST IN THE PROPOSED TRANSACTION OF PIVOTAL’S DIRECTORS AND OFFICERS IN PIVOTAL’S FILINGS WITH THE SEC, INCLUDING PIVOTAL’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018, WHICH WAS FILED WITH THE SEC ON APRIL 1, 2019. INVESTORS AND SECURITY HOLDERS OF PIVOTAL AND KLD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT. PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT PIVOTAL, AND KLD THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY PIVOTAL, CAN ALSO BE OBTAINED FREE OF CHARGE BY DIRECTING A WRITTEN REQUEST TO C/O GRAUBARD MILLER 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NY 10174. SOME OF KLD’S FINANCIAL INFORMATION AND DATA CONTAINED HEREIN DOES NOT CONFORM TO SEC REGULATION S-X IN THAT IT INCLUDES CERTAIN FINANCIAL INFORMATION NOT DERIVED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”), ACCORDINGLY. SUCH INFORMATION AND DATA HAS BEEN AND WILL BE ADJUSTED AND PRESENTED DIFFERENTLY IN PIVOTAL’S PROXY STATEMENT/PROSPECTUS. PIVOTAL AND KLD BELIEVE THAT THE PRESENTATION OF NON-GAAP MEASURES PROVIDES INFORMATION THAT IS USEFUL TO INVESTORS AS IT INDICATES THE ABILITY OF KLD TO MEET CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND OTHERWISE MEET ITS OBLIGATIONS AS THEY BECOME DUE. RECONCILIATIONS OF NON-GAAP MEASURES TO THEIR MOST DIRECLTY COMPARABLES GAAP COUNTERPARTS ARE INCLUDED IN THE APPENDIX TO THIS PRESENTATION. THE FINANCIAL PROJECTIONS AND OTHER FORWARD-LOOKING INFORMATION INCLUDED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND PIVOTAL’S AND KLD’S CONTROL. WHILE ALL PROJECTIONS ARE NECESSARILY SPECULATIVE, PIVOTAL AND KLD BELIEVE THAT THE PROSPECTIVE FINANCIAL INFORMATION COVERING PERIODS BEYOND TWELVE MONTHS FROM ITS DATE OF PREPARATION CARRIES INCREASINGLY HIGHER LEVELS OF UNCERTAINTY AND SHOULD BE READ IN THAT CONTEXT. THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR MATERIALLY LESS THAN THOSE CONTIANED IN THE PROJECTIONS. THE INCLUSION OF PROJECTIONS IN THIS PRESENTATION SHOULD NOT BE REGARDED AS AN INDICATION THAT PIVOTAL AND KLD, OR THEIR REPRESENTATIVES, CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICITION OF FUTURE EVENTS. NEITHER PIVOTAL NOR KLD UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHER, THAT MAY AFFECT ACTUAL RESULTS INCLUDE KLD’S ABILITY TO EXECUTE ON ITS BUSINESS PLAN AND KLD’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY, OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTION DOES NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS. NEITHER PIVOTAL NOR KLD MAKES ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS PRESENTATION. THIS PRESENTATION IS NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN PIVOTAL AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN PIVOTAL. THIS PRESENTATION SHALL NEITHER CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH THE OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICITION.

KLDiscovery is a global market leader in eDiscovery, information governance, and data recovery $345M FY2020 Revenue(1) $82M FY2020 Adjusted EBITDA(2) 5-7% Organic Annual Revenue Growth Double Digit % EBITDA Growth Source: IDC, Bain & Company, Complex Discovery. (1) 2020(e) revenue of $335-355 million which includes organic revenue growth of 5-7% (2) 2020(e) Adjusted EBITDA range of $80-$85 million. Please refer to the Appendix for a reconciliation of Adjusted EBITDA and unlevered free cash flow to the nearest comparable GAAP measure. (3) 2020(e) Unlevered free cash flow defined as Adjusted EBITDA – capex – cash taxes. UFCF conversion defined as UFCF/ Adjusted EBITDA. Assumes no redemptions of public shares and as a result, no drawdown on the $150 million forward purchase contract backstop $15B Total Addressable Market 40+ offices 20 countries 84% FY2020 Unlevered free cash flow conversion Margin(2)(3)

Investment Highlights 1 2 3 4 5 Large and growing addressable market with secular tailwinds and acyclical industry dynamics KLD is a global market leader in eDiscovery, information governance and data recovery. KLD offers best-in-class products and services, cross-border capabilities, and advantages of scale Consistent organic revenue growth with large tuck-in M&A opportunity in fragmented eDiscovery industry Proprietary end-to-end technology platform Experienced leadership inspires best-in-class customer service culture

1 Large and Growing Total Addressable Market

$15 billion eDiscovery and Information Archiving Market is large and growing[1]



2018 - 2022 CAGR: 8.8%
$21.3
$15.2
Information Archiving CAGR: 13%
$8.5
$5.2
eDiscovery CAGR: 6.4%
$12.8
$10.0
2018
2022
eDiscovery
Information Archiving

... Driven by Proliferation of Global Data Volumes ...

Total Global Volume of Data Generation is Expected to Accelerate

Projected Proliferation of Electronically Stored Information[2]
(in zettabytes)



2018 - 2025 CAGR: 26.9%
$175
$33
2018
2019P
2020P
2021P
2022P
2023P
2024P
2025P

... And U.S. Litigation Spend Exhibits Acyclical Dynamics
($ billions)

* *Industry demonstrated extraordinary resilience during great recession.*



$303
$304
$294
$294
$301
$301
$294
$297
$304
$310
$318
$325
$331
$332
$336
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019P
2020P
2021P

(1) Source: IDC, The Radicati Group.
Source: MarketLine, "Legal Services in the United States," March 2017; Lawyerology, Market Research Future, IBIS. Complex Discovery and Baird estimates.
(2) Seagate / IDC, "Data Age 2025 – the Digitization of the World from Edge to Core," November 2018. One zettabyte is equivalent to one trillion gigabytes.

KLDiscovery

5

2 KLDiscovery is a Global Market Leader

eDiscovery Market Share[1]



Top 1 Player
5.8%
Top 2 Player
4.8%
2.3%
KLDiscovery
87.1%
Rest of Market

KLD is one of the largest globally scaled eDiscovery providers in an industry of over 400 vendors

KLD Revenue Breakdown[2]

eDiscovery 70%

The #3 player globally in eDiscovery, KLD helps law firms and corporations during the discovery phase of litigations to cull, process, review and manage documents in an intuitive interface. Data is hosted long term on secure and geographically redundant servers

Managed Review 15%

Managed review is a complementary service to eDiscovery. KLD hires, trains and manages contract lawyers who deliver cost savings for clients during discovery. The Company has1,500 dedicated seats in 8 domestic and 5 international review centers which are capable of being mobilized quickly

Data Recovery 15%

The #1 Global Data recovery player globally, KLD offers services to recover data from any device or tape archives

(1) Source: Worldwide eDiscovery Services 2017. Market share based on total estimated revenue in the eDiscovery market.
(2) Metrics and revenue for FY18.
.

KLDiscovery 6

3 Unmatched Offering Attracts Blue Chip Client Base

Customer Highlights[1]

- **4,300+** Global Legal Technology customers
- **65%** of the Fortune 500
- **95%** of the Am Law 100
- **6,800+** active matters
- **50,000** data recovery cases
- **~19 month** average eDiscovery matter duration
- No single customer accounts for more than **5%** of revenue
- **41%** increase in billings for the Top 25 customers

Why KLD Wins

- **Unmatched Breadth of Capabilities** with a comprehensive suite of solutions with proprietary software capable of handling the largest, most complex cases
- **Global Scale & Geographic Footprint** with 40+ offices in 20 countries allows cross border case work
- **Impeccable Client Service** "Client first" commitment to relentless pursuit of *excellence* in customer service 24x7x365
- **Security, Stability, and Speed** State-of-the-art data centers that meet or exceed most stringent customer security requirements. Only provider to offer full, off-site, hot failover for all cases.

Law Firm Clients

akerman, GIBSON DUNN, GreenbergTraurig, Hogan Lovells, LATHAM & WATKINS LLP, MORRISON FOERSTER, Skadden, Stikeman Elliott, WHITE & CASE, Weil

Corporate Clients

BARCLAYS, citi, COMCAST, DELL, Goldman Sachs, GE, IBM, mastercard, MetLife, NOVARTIS, Southern Company, UBS

(1) Metrics are FY18.

KLDiscovery

7

Consistent Revenue Growth (e) 2006 – 2016 CAGR: 42.7% 2017 – 2020e CAGR: 7.1% 2006 – 2020(e) CAGR: 40.3% (e) 3

Management has a Proven Tuck-in M&A Track Record A Large Opportunity for Accretive Acquisitions Identify target company that meets rigorous criteria including people, client base, geographic access and technology Onboard the acquired company’s client base onto KLD’s proprietary platforms and away from costly 3rd party software Deliver the newly-onboarded client base full access to KLD’s extensive and comprehensive global platform of capabilities for up-sell and cross-sell Identify, Integrate, Revenue Growth and Cost Synergies 3 Flash Data Solutions M&A Pipeline $50M+ $20M - $50M <$20M 2 Targets 3-5 Targets 12 Targets Total Estimated Revenue Per Company KLD Completed Acquisitions

Organic Revenue Growth Accelerates with Tuck-in Acquisitions 2012: All organic 2013: Includes approximately $6M from AlphaLit 2014: Includes approximately $25M from RenewData and $1.5M from Turnstone & Flash 2015: Includes approximately $5.5M from Credence and $.75M from CopySecure 2012 - 2015 CAGR: 57.1% 3

3 Case Study: Successful Tuck-in Acquisition
Top Sales Performer, Client List, Cost Synergies

ALPHALIT
E-Discovery made easy.

- Acquired in August 2013 for ~$10M/6x. Revenue was sub-$7M and trending downwards, AlphaLit lacked operational & technical resources
- The Company had an amazing client list (i.e Comcast, Goldman Sachs, Davis Polk)
- Shortly after the acquisition by KLDiscovery and integration into our larger platform, we received a $5 million increase from a large AlphaLit client
- Today, with a larger comprehensive global platform, the top AlphaLit sales rep is consistently one of our top producers achieving over $20M annually
- KLD achieved cost synergies by eliminating redundancies

KLDiscovery
11

Transformational 2016 Acquisition Kroll Ontrack was a transformative, large acquisition which created a diversified global platform and propelled KLD into a global leadership position It expanded the global footprint of the Company to Asia, EMEA and Australia and added: Significant technology including the Company’s proprietary predictive coding platform and eDiscovery.com Review -- “EDR”, a review platform with over 10,000 users and 500 TB actively hosted A suite of valuable analytics tools The #1 data recovery company in the world with exclusive corporate contracts Data centers and managed review centers around the world Integration is complete but in 2017/2018 it required significant management time. Some challenges with KrollOntrack included: Pulling together disparate cultures globally operating in geographical silos with lack of cohesive strategy and vision due to revolving door ownership and CEOs at Kroll Ontrack. Multiple enterprise resource planning and customer relationship management systems and no backend infrastructure at Kroll Ontrack required substantial investment while facing revenue decline from repricing of subscription deals Focus on this major integration slowed KLD’s tuck-in acquisition strategy which has restarted in mid-2019 with the SLS and Compiled transactions 3

KLD eDiscovery Solutions Excel Across All Platforms EDR is KLD’s proprietary single platform solution for eDiscovery EDR integrates the entire eDiscovery process into one robust tool. Industry essential analytics & matter management features work seamlessly Predictive Coding incorporates cutting-edge machine learning that gets smarter with every document reviewed In the past 10 years, EDR has been used on tens of thousands of matters producing over 1 billion documents and billions of pages Relativity is a third party platform. It is the most widely used software platform in eDiscovery. KLD’s eDiscovery solutions are used in tandem within the Relativity ecosystem. KLD deploys its world-class customer service for customers using the KLD/Relativity combination with 24/7/365 support. As the longest tenured Relativity collaborator, KLD has developed many proprietary, award-winning applications that enhance the Relativity ecosystem. Nebula is KLD’s newest proprietary platform and the next evolution in eDiscovery It is an end-to-end solution that provides advanced search and analytics while being user-friendly Nebula offers scalability and rapid deployment and can be hosted in secure data centers, in the cloud, or behind the client’s firewall with our on-site solution Nebula Private Cloud (NPC) solution is delivered in a portable mobile device and can be deployed any place for ultimate security EDR 100% of KLD’s data processing and nearly 50% of data hosting are performed on proprietary applications within the Nebula and EDR platforms 4

Culture and Leadership 5 Dawn Wilson Chief Financial Officer Co-founded KLDiscovery in 2005 and has 25+ years of eDiscovery experience Previously co-founded and served as CEO at On-Site Sourcing E&Y’s Washington, D.C. Entrepreneur of the Year in 2014 Served in the US Navy and graduated from the US Naval Academy Chris inspires the culture at KL Discovery with consistent two-way communication at all levels of the organization Oversees KLD’s Finance, Accounting and HR functions Joined KLDiscovery in 2017 20 years of Finance and Accounting experience, primarily with public companies in the technology and services industry. Most recently served as VP of Accounting at CoStar (NASDAQ: CSGP), a $21 billion real estate information services company Graduated from Virginia Tech Christopher Weiler Chief Executive Officer The World-class customer service and industry-leading applications have driven the successful growth of the Company The management of KL Discovery cultivates and regularly encourages a solid corporate culture that permeates every office around the globe The strong culture at KLD shapes the actions, products and relationships with customers and is a key in distinguishing KL Discovery from the crowded field of competitors Each employee is dedicated to “Client first” and are committed to the relentless pursuit of excellence in customer service 24x7x365 Difference

Transaction Summary and Financial Highlights

Transaction Summary On May 20, 2019, KLDiscovery announced a merger with Pivotal Acquisition Corp, a public investment vehicle listed on the NYSE (NYSE: PVT). Upon closing of the transaction, expected in the 4th quarter of 2019, the resulting Company will trade under stock symbol KLD on the NYSE. Existing KLD shareholders, the Carlyle Group and Revolution Growth, are rolling 100% of their investments Cash from Pivotal will be used primarily to pay down debt resulting in a stronger balance sheet, lower interest payments, expansion of free cash flow, refreshed organic growth and resumption of highly successful tuck-in M&A strategy On November 6, 2019, MGG Investment Group, LP agreed to provide a $150 million backstop in the form of a debenture that can be drawn upon as needed.  This provided greater certainty to the closing of the transaction and would significantly reduce the company's annual cash interest expense. Shareholder Meeting is set for December 12, 2019

Jonathan J. Ledecky Chairman, Chief Executive Officer Mr. Ledecky has an extensive, world-class list of professional services firms and corporations that he is introducing to KLD He is the Chairman and Chief Executive Officer of Pivotal and a seasoned businessman with over 35 years of investment and operational experience He has executed hundreds of acquisitions across multiple industries, and raised over $20 billion in capital As the founder of U.S. Office Products, he grew the business into one of the fastest start-up entrants in the history of the Fortune 500 with annual sales in excess of $3 billion within three years Mr. Ledecky is a co-owner of the National Hockey League’s New York Islanders franchise since 2014 MGG has agreed to provide a $150 million backstop that can be drawn upon as needed. This provides greater certainty to the closing of the transaction Mr. Griffin founded MGG Investment Group in 2014 and is the CEO and CIO of the firm He has originated and invested over $4 billion across the capital structure of middle market businesses, including distressed investments and 363 bankruptcy purchases While with Highbridge Principal Strategies, he helped lead the growth of the specialty finance portfolio from inception to $6 billion+ (2010–2014) Mr. Griffin was a recipient of the M&A Advisor “40 under 40 Emerging Leaders” award in 2015 Kevin Griffin Co-Sponsor, Director Pivotal Directors will Augment Organic Growth and Help Drive Acquisitions

The Carlyle Group Revolution Growth The Carlyle Group (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across four business segments: Corporate Private Equity, Real Assets, Global Credit and Investment Solutions With $222 billion of assets under management as of September 30, 2019, Carlyle’s purpose is to invest wisely and create value on behalf of our investors, portfolio companies and the communities in which we live and invest The Carlyle Group employs more than 1,725 people in 33 offices across six continents Select Investment Experience Revolution is a growth equity firm with $975 million of assets under management that seeks to make investments in businesses that are attacking large, traditional industries with innovative products and services offerings Founded in 2005 by Steve Case and Ted Leonsis, Revolution Growth focuses on investments primarily in the US Typical investments range from $25 to $50 million Select Investment Experience KLD Existing Shareholders Rolling Over 100% of Shares in Transaction

Transaction Overview

- Adjusted firm value of $806 million (11.8x Adjusted EBITDA)
- Pro forma net debt/2019E Adjusted EBITDA of 3.4x (includes partial paydown of existing debt as a result of the transaction)

Pro Forma Valuation

($ in millions, except per share values)

Illustrative Pivotal Share Price	$10.00
Pro Forma Shares Outstanding (millions)[1]	62.5
Equity Value	**$625**
Plus: Estimated Net Debt[2]	230
Less: NPV of Tax Savings[3]	(49)
Adjusted Firm Value	**$806**

Pro Forma Adjusted Firm Value / Adjusted EBITDA		
2019E Adjusted EBITDA	$68	11.8x
2020E Adjusted EBITDA	$82	9.8x

Sources and Uses

Sources	Existing Shareholder Rollover	$348
	Pivotal Cash in Trust[4]	$235
	Total	**$583**
Uses	Existing Shareholder Rollover	$348
	Paydown of Existing Debt[6]	145
	Cash to KLD Balance Sheet	71
	Estimated Transaction Costs and Related Fees[5]	19
	Total	**$583**

Pro Forma Net Debt to Adjusted EBITDA Progression



6.6x
3.4x
Status Quo(6)
2019E
Pro Forma(6)
2019E

Pro Forma Equity Ownership



Pivotal Sponsor, 7.5%
Existing Shareholders, 55.7%
Pivotal Shareholders, 36.8%

(1)) Shares outstanding and ownership at close includes 23.0M PVT shares outstanding, 4.7M Pivotal Sponsor's founders shares and 34.8M shares issued to existing shareholders. The pro forma share count excludes 2.2M earnout shares for existing shareholders and 1.1M Pivotal Sponsor's founders shares subject to an earnout (existing shareholder earnout shares to vest at $13.50 per share and Pivotal earnout shares to vest at $15.00 per share). Assumes no redemptions of public shares and as a result, no drawdown on the $150 M forward purchase contract backstop.
(2) Reflects estimated net debt as of December 31, 2019. Net Debt assumes the paydown of the second lien, less cash from the transaction plus existing KLD pre-transaction cash.
(3) Based on the net present value of estimated cash tax savings from ~$130.0M in net operating losses and $350.0M in tax deductible goodwill and other intangibles.
(4) Cash in trust reflects interest accrued and assumes no redemptions in connection with the business combination.
(5) Estimated outstanding transaction costs and related fees includes deferred underwriting costs related to Pivotal's IPO and legal costs.
(6) Pro forma for $145 M projected debt paydown as of December 31, 2019.

KLDiscovery

19

Key Financial Highlights Historical and Projected Revenue(1) Note: See the disclaimers at the beginning of this presentation for important qualifications and limitations on the use of projections. Actual results may differ materially. Assumes future period cash excess cash flow is applied to pay down debt . Assumes no redemptions of public shares and as a result, no drawdown on the $150M forward purchase contract backstop. 2020(e) Revenue includes organic revenue growth of 5% to 7% plus acquisitions. Please refer to the Appendix for a reconciliation of Adjusted EBITDA to the nearest comparable GAAP measure. Unlevered free cash flow defined as Adjusted EBITDA – capex – cash taxes. Pro forma for $145M projected debt paydown as of December 31, 2019. Key Financial Highlights Adjusted EBITDA(2) Capital Expenditures Unlevered Free Cash Flow(2)(3)4) 2017-2020E CAGR: 7.1%

Transaction Reduces Interest Cost and Provides Greater Financial Flexibility

- Strong free cash flow derived from accelerated Adjusted EBITDA growth and optimized revenue and operating model expected to result in rapid deleveraging
- 3.4x pro forma net leverage at year-end 2019 – a > 50% decrease to KLD's existing net leverage levels
- Approximately $16 million of pro forma annualized interest expense savings post transaction from debt paydown. Additional refinancing opportunity to lower interest cost on 1st lien debt

Net Leverage Progression



Net Leverage
FCF / Share (1)
6.6x
$0.19
$0.44
3.4x
$0.71
2.6x

	Status Quo 2019E	ProForma 2019E (4)	Pro Forma 2020E (4)
Net Debt	$447	$230	$213
Adjusted EBITDA (2)(3)	$68	$68	$82
Cash Interest	$43	$27	$24
Int. Coverage Ratio (5)	1.6x	2.5x	3.4x

Note: See the disclaimers at the beginning of this presentation for important qualifications and limitations on the use of projections. Actual results may differ materially.
(1) Represents unlevered free cash flow per share, defined as Adjusted EBITDA – capex – cash taxes/shares outstanding; assumes 62.5 million shares outstanding. Assumes no redemptions of public shares and as a result, no drawdown on the $150 million forward purchase contract backstop.
(2) Please refer to the Appendix for a reconciliation of Adjusted EBITDA to the nearest comparable GAAP measure.
(3) $82 million is the midpoint of the range in 2020(e) for Adjusted EBITDA.
(4) Pro forma for $145 million projected debt paydown as of December 31, 2019.
(5) Interest coverage defined as Adjusted EBITDA divided by cash interest payments.

KLDiscovery

21

Appendix

Financial Disclosure Non- GAAP Financial Measures: We prepare audited financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). We also disclose and discuss other non-GAAP financial measures such as adjusted EBITDA, unlevered free cash flow and levered free cash flow. We believe that these measures are relevant and provide useful information to investors by providing a baseline for evaluation and comparing our operating performance, and in the case of unlevered free cash flow and levered free cash flow, our liquidity results against that of other companies in our industry. The non-GAAP financial measures that we use may not be comparable to similarly titled measures reported by other companies. Also, in the future, we may disclose different non-GAAP financial measures in order to help our investors meaningfully evaluate and compare our results of operations to our previously reported results of operations or to those of other companies in our industry. We also believe it reflects our ongoing operating performance because the isolation of non-cash charges, such as amortization and depreciation, and other items, such as interest, income taxes, management fees and equity compensation, acquisition and transaction costs, restructuring costs, systems establishment, and one-time costs associated with strategic initiatives which are incurred outside the ordinary course of our business, and provide information about our cost structure, that helps track our operating progress. In addition, we urge investors and potential investors to carefully review the GAAP financial information and compare with our adjusted EBITDA, unlevered free cash flow and levered free cash flow. Adjusted ebitda: We view adjusted EBITDA, as our operating performance measure and as such, we believe that the most directly comparable GAAP financial measure is net loss. In calculating adjusted EBITDA, we exclude from net loss certain items that we believe are not reflective of our ongoing business and exclusion of these items allows us to provide additional analysis of the financial components of the day-to-day operation of our business. We have outlined below the type and scope of these exclusions. The acquisition, financing, and transaction costs generally represent non-ordinary course earn-out payments, rating agency fees, letter of credit and revolving facility fees as well as professional service fees and direct expenses related to acquisitions. Because we do not acquire businesses on a predictable cycle, we do not consider the amount of acquisition- and integration- related costs to be a representative component of the day-to-day operating performance of our business. The strategic initiatives expenses relate to one-time cost resulting from pursuing strategic business opportunities. We do not expect these expenses to recur and we do not consider the amounts to be representative of the day-to -day operating performance of our business. Management fees, stock compensation and other primarily represents consulting fees and portion of compensation paid to our employees and executives through stock-based instruments. Determining the fair value of the stock-based instruments involves a high degree of judgment and estimation and the expenses recorded may not align with the actual value realized upon the future exercise or termination of the related stock-based awards. Therefore, we believe it is useful to exclude stock-based compensation to better understand the long-term performance of our core business. The amount of restructuring costs incurred may be useful to consider because they generally represent non-ordinary course costs incurred in connection with a change in a contract or a change in the makeup of our personnel often related to an acquisition. We do not consider the amount of restructuring related costs to be a representative component of the day-to-day operating performance of our business. The amount of systems establishment costs relates to non-ordinary course expenses incurred to develop our IT infrastructure, including system automation and ERP implementation. We do not consider the amount to be representative of a component of the day to day operation performance of our business.

Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that our projections and estimates will be realized in their entirety or at all. In addition, because of these limitations, adjusted EBITDA should not be considered as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations. You should compensate for these limitations by relying primarily on our GAAP results and only use adjusted EBITDA for supplementary analysis. The use of adjusted EBITDA instead of GAAP measures has limitations as an analytical tool, and you should not consider adjusted EBITDA in isolation, or as a substitute for analysis of the Company’s results of operations and operating cash flows as reported under GAAP. For example, adjusted EBITDA does not reflect: our cash expenditures or future requirements for capital expenditures; changes in, or cash requirements for, our working capital needs; interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; any cash income taxes that we may be required to pay; any cash requirements for replacements of assets that are depreciated or amortized over their estimated useful lives and may have to be replaced in the future; or all non-cash income or expense items that are reflected in our statements of cash flows. Levered and Unlevered Free Cash Flow: We use the non-GAAP measure of unlevered free cash flow, which we calculate as adjusted EBITDA reduced by purchases of property and equipment and any cash taxes paid. We believe unlevered free cash flow is an important liquidity measure of the cash (if any) that is available, after purchases of property and equipment and cash taxes, for investment in our business and to make acquisitions. We also present the non-GAAP measure of levered free cash flow, which we calculate by adjusting our unlevered free cash flow for cash interest expense paid during the period. We believe that levered and unlevered free cash flow are useful to investors as liquidity measures because they measure our ability to generate cash. Our use of levered free cash flow and unlevered free cash flow have limitations as an analytical tool and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. Both levered free cash flow and unlevered free cash flow are not a substitute for net cash used in operating activities. Additionally, the utility of levered and unlevered free cash flow are further limited as it does not reflect our future contractual commitments and does not represent the total increase or decrease in our cash balance for a given period. Financial Disclosure (cont.)

Adjusted EBITDA and Free Cash Flow Reconciliation Reconciliation (1) Pro forma for $145 million of debt paydown as of December 31, 2019. Assumes no redemptions of public shares and as a result no drawdown on the $150 million forward purchase contract backstop. (2) Acquisition, financing and transaction costs includes earnout payments, rating agency, letter of credit and revolving facility fees, and Pivotal transaction costs. (3) Strategic initiatives includes the amortization of one-time expenses related to the hiring of a team of industry leading sales personnel. (4) Management fees, stock compensation & other includes consulting fees, expenses related to the Company's stock compensation plan, business insurance and other expenses. (5) Restructuring costs include severance payments, recruiting fees, retention charges and signing bonuses. (6) Systems establishment costs include expenses related to IT infrastructure build-out, system automation and ERP implementation.